Statement of Equity, Peptinovo Biopharma Inc. 2023, 2024

Equity

	2023		
	Beginning	change	ending
Common stock beginning balance	9,917		
Warrants exercised for common stock		450	
Common stock ending balance			10,367
Retained earnings	(1,075,883)		
Net loss		(2,832,690)	
Earnings			(3,908,572)
SAFE investment agreements beginning	1,878,158		
Additional SAFE investments		123,700	
SAFE investments ending balance			2,001,858
2023	812,192	(2,708,540)	(1,896,347)

	2024		
	Beginning	change	ending
Common stock beginning balance	10,367		
Purchase of common stock (Brown)		3,200	
Exercise of options for common stock		13,544	
Common stock ending balance			27,111
Retained earnings	(3,908,572)		
Net loss		(4,803,155)	
Earnings			(8,711,727)
SAFE investment agreements beginning	2,001,858		
Converted to Series A preferred shares		(2,001,858)	
SAFE investments ending balance			-
Series A peferred shares	-		
Conversion of convertible debt notes		3,755,900	
Conversion of SAFE notes		2,001,858	
New purchases of Series A preferred shares		2,558,700	
Series A peferred shares ending balance			8,316,458
2024	(1,896,347)	1,528,189	(368,158)